Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report

Amounts in USD

Dates

Collection Period No.	8			
Collection Period (from... to)	1-Apr-2022	30-Apr-2022		
Determination Date	12-May-2022			
Record Date	13-May-2022			
Distribution Date	16-May-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2022	16-May-2022	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Apr-2022	15-May-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	455,699,501.15	409,747,050.09	45,952,451.06	82.057948	0.731691
Class A-3 Notes	560,000,000.00	560,000,000.00	560,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**1,145,699,501.15**	**1,099,747,050.09**	**45,952,451.06**		
Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05			
Adjusted Pool Balance	1,623,078,961.98	1,186,276,475.20	1,140,324,024.14			
Yield Supplement Overcollateralization Amount	34,735,936.60	24,856,804.09	23,757,261.91			
Pool Balance	**1,657,814,898.58**	**1,211,133,279.29**	**1,164,081,286.05**			

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	79,747.41	0.142406	46,032,198.47	82.200354
Class A-3 Notes	0.460000%	214,666.67	0.383333	214,666.67	0.383333
Class A-4 Notes	0.730000%	79,083.33	0.608333	79,083.33	0.608333
Total		**$373,497.41**		**$46,325,948.47**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	46,457,454.07	(1) Total Servicing Fee	1,009,277.73
Interest Collections	3,599,492.90	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	54,790.93	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	222,117.35		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	373,497.41
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	446.95	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**50,334,302.20**	(6) Regular Principal Distributable Amount	45,952,451.06
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**50,334,302.20**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,999,076.00
		Total Distribution	**50,334,302.20**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,009,277.73	1,009,277.73	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	373,497.41	373,497.41	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	79,747.41	79,747.41	0.00
thereof on Class A-3 Notes	214,666.67	214,666.67	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	373,497.41	373,497.41	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	45,952,451.06	45,952,451.06	0.00
Aggregate Principal Distributable Amount	45,952,451.06	45,952,451.06	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	33.35
minus Net Investment Earnings	33.35
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	33.35
Net Investment Earnings on the Collection Account	413.60
Investment Earnings for the Collection Period	446.95

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	1,211,133,279.29	38,307
Principal Collections	27,461,635.64	
Principal Collections attributable to Full Pay-offs	18,995,818.43	
Principal Purchase Amounts	0.00	
Principal Gross Losses	594,539.17	
Pool Balance end of Collection Period	1,164,081,286.05	37,570
Pool Factor	70.22%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.59%
Weighted Average Number of Remaining Payments	55.46	47.05
Weighted Average Seasoning (months)	9.86	19.05

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,160,406,240.88	37,481	99.68%
31-60 Days Delinquent	3,145,606.70	73	0.27%
61-90 Days Delinquent	317,515.71	10	0.03%
91-120 Days Delinquent	211,922.76	6	0.02%
Total	1,164,081,286.05	37,570	100.00%

Delinquency Trigger			3.550%
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.045%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	594,539.17	17	5,207,306.69	135
Principal Net Liquidation Proceeds	54,546.88		2,102,578.55	
Principal Recoveries	219,157.87		1,023,387.55	
Principal Net Loss / (Gain)	320,834.42		2,081,340.59	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.324%	
Prior Collection Period	0.247 %	
Second Prior Collection Period	0.346 %	
Third Prior Collection Period	0.179 %	
Four Month Average	0.274%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.126%
Average Net Loss / (Gain)		15,417.34

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.